Ross H. Parr Direct Dial: 704.331.4925 Direct Fax: 704.338.7836 E-mail: rparr@wcsr.com
July 22, 2009
Via EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: David L. Orlic, Esq.

Re:	RF Micro Devices, Inc. Schedule TO-I Filed on July 10, 2009 File No. 005-52447
Ladies and Gentlemen:
     On behalf of RF Micro Devices, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 to the Schedule TO-I referenced above. Amendment No. 1 was filed on EDGAR on July 22, 2009.
     Amendment No. 1 is being filed in response to comments contained in the letter dated July 20, 2009 from David L. Orlic of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert A. Bruggeworth, the Company’s President and Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s July 20, 2009 letter and are based upon information provided to Womble Carlyle Sandridge & Rice, PLLC by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Schedule TO-I set forth in Amendment No. 1. For your convenience, included with this letter is the portion of page 27 of the Offer to Exchange identifying the revisions made in response to the Staff’s Comment 4. Page numbers referred to in the responses reference the applicable pages of the Offer to Exchange, which was first filed with the Schedule TO-I as exhibit (a)(1)(i) on July 10, 2009. Capitalized terms used but not otherwise defined herein have the meanings given them in the Offer to Exchange.
     On behalf of the Company, we advise you as follows:

Securities and Exchange Commission
Attn: David L. Orlic, Esq.
July 22, 2009

General
     Comment 1: You state in several places that you may exclude employees in certain non-U.S. jurisdictions from the option exchange program, if their participation would be prohibited under local law. Please note that the all-holders provision in Rule 13e-4(f)(8)(i) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1 of SEC Release 33-8957. Further, please note that a statement that a tender offer is not being made into a particular jurisdiction is permissible where it means that tender offer materials are not being distributed into that jurisdiction, but statements that tenders from target security holders in certain jurisdictions will not be accepted are impermissible. Refer to footnote 333 in SEC Release 33-8957. Please advise us as to how you are complying with the all-holders provision in Rule 13e-4(f)(8)(i) or revise your disclosure.
     Response 1: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is relying upon the global exemptive order issued by the Commission on March 21, 2001 with respect to “option exchange offers” as to compliance with the all-holders provision in Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offer meets all of the conditions outlined in the global exemptive order because: (1) the Company is eligible to use Form S-8, the Eligible Options were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, as amended, and the New Options offered in the Option Exchange Program will be issued under such an employee benefit plan; (2) the Offer is being conducted for compensatory purposes (i.e., by providing Eligible Employees with the compensatory benefit of holding options that over time have the potential to increase in value); (3) the Company has disclosed in the Offer to Exchange the essential features and significance of the Offer, including risks that option holders should consider in deciding whether to accept the Offer; and (4) except as exempted in the global exemptive order, the Company has complied with Rule 13e-4 under the Exchange Act.
     Comment 2: In several of your exhibits, including exhibits (a)(1)(ii) and (a)(1)(iii), you encourage the offeree to vote on the option exchange program; however, you do not appear to have filed these materials as definitive additional soliciting materials under Rule 14a-6(b). Please advise, or make the appropriate filings.
     Response 2: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Rule 14a-6(b) is not applicable to exhibits (a)(1)(ii) and (a)(1)(iii) because, pursuant to Rule 14a-6(f), “copies of communications which do no more than request that forms of proxy theretofore solicited be signed and returned need not be filed.” The Company has previously solicited a vote on the Option Exchange Program pursuant to its definitive proxy materials, which were filed with the Commission on June 18, 2009. Because exhibits (a)(1)(ii) and (a)(1)(iii) simply encourage the offeree to vote on the option exchange proposal and the other items submitted for shareholder approval by returning a completed form of proxy — rather than solicit a “yes” or “no” vote on such

Securities and Exchange Commission
Attn: David L. Orlic, Esq.
July 22, 2009

proposals — exhibits (a)(1)(ii) and (a)(1)(iii) complied with Rule 14a-6(f) and thus did not have to be filed as additional soliciting materials under Rule 14a-6(b).
     Comment 3: It appears that Fidelity Stock Plan Services and/or Fidelity Investments may have been retained to make solicitations in connection with the transaction, within the meaning of Item 1009(a) of Regulation M-A. Please advise, or provide the information required by Item 1009(a).
     Response 3: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not employed or otherwise retained either Fidelity Stock Plan Services or Fidelity Investments (together, “Fidelity”) to make solicitations — or recommendations — in connection with the transaction within the meaning of Item 1009(a) of Regulation M-A. As noted in the Offer to Exchange, Fidelity is serving as the recordkeeper and administrative service provider with respect to the Option Plans.
Forward-Looking Statements, page 27
     Comment 4: Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.
     Response 4: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will amend its Schedule TO-I to delete the reference to the Private Securities Litigation Reform Act of 1995 contained therein. The Company supplementally advises the Staff that it will refrain from making further references to the PSLRA or its safe harbor provision in any future press releases or other communications relating to the Offer.
Exhibits
     Comment 5: The paper election form filed as exhibit (a)(1)(viii) appears to differ from the electronic election form appearing as part of the screen shots in exhibit (a)(1)(xiv). Please confirm whether this is the case, and, if so, please advise us as to the reasons for this discrepancy.
     Response 5: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the paper election form filed as exhibit (a)(1)(viii) and the electronic election form included as part of the screen shots filed as exhibit (a)(1)(xiv) are substantively identical in all material respects. Certain differences in the means of presentation of certain information, however, are necessary to reflect the inherent differences in the election form medium selected by the Eligible Employee, as set forth below:

Securities and Exchange Commission
Attn: David L. Orlic, Esq.
July 22, 2009

     (1) the paper election form requires the Eligible Employee to provide certain personal information for identification and security purposes (the electronic election form does not require such information because the Eligible Employee’s log-in to the Option Exchange Program web site addresses the identification and security concerns);
     (2) the paper election form includes the Eligible Option Information Sheet and references thereto (the electronic election form does not include the information sheet and references thereto because a schedule of the Eligible Employee’s Eligible Options (the electronic analogue of the paper Eligible Option Information Sheet) appears on the first page of the electronic election form);
     (3) the electronic election form includes instructions with respect to the electronic selection of the Eligible Options to be tendered for exchange (the paper election form, by its nature, does not require instructions for electronic selection); and
     (4) the electronic election form includes additional instructions with respect to the Eligible Employee’s completion and submission of the spousal consent, if applicable, in paper format (the paper election form does not include such additional instructions because the spousal consent, if applicable, is required to be submitted as part of the paper election form).
Closing
     The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the above responses will be acceptable to the Staff. If you have any questions regarding Amendment No. 1 to the Schedule TO-I or the foregoing, kindly contact the undersigned at 704.331.4925. Thank you for your time and attention.
Best regards,
WOMBLE CARLYLE SANDRIDGE & RICE
A Professional Limited Liability Company
/s/ Ross H. Parr
Ross H. Parr

Securities and Exchange Commission
Attn: David L. Orlic, Esq.
July 22, 2009

Enclosures

cc:	David L. Orlic, Esq. Peggy Kim, Esq. Securities and Exchange Commission

Suzanne B. Rudy David Youngdahl Todd Bender RF Micro Devices, Inc.